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                                                                    EXHIBIT 8(A)

                       FORM OF FEDERAL INCOME TAX OPINION
             [LETTERHEAD OF LEBOEUF, LAMB, GREENE & MACRAE, L.L.P.]

                                                                          [DATE]

Delmarva Power & Light Company
800 King Street
Wilmington, Delaware 19899

Re: Federal Income Tax Consequences of Merger of DS Sub,
   Inc. with and into Delmarva Power & Light Company

Ladies and Gentlemen:

    You have requested our opinion relating to certain federal income tax consequences arising out of the Agreement and Plan of Merger, dated as of August 9, 1996, as amended and restated in its entirety as of December 26, 1996 (the "Merger Agreement"), by and among Delmarva Power & Light Company ("Delmarva"), Atlantic Energy, Inc. ("Atlantic"), Conectiv, Inc. ("Company") and DS Sub, Inc. ("DS Sub"), 100% of whose outstanding capital stock is owned by Company. Our conclusions are based upon (i) the facts and assumptions set forth below and
(ii) the representations made in Delmarva's letter to us dated as of (the "Delmarva Letter"), Atlantic's letter to us dated as of
(the "Atlantic Letter") and Company's letter to us dated as of (the "Company Letter"). If any of these stated facts or assumptions are not correct, please advise us at once, as our advice may be affected by a change in such facts or assumptions. Capitalized terms used but not defined in this letter have the meaning given them in the Merger Agreement. Our opinion does not address (i) certain federal income tax consequences applicable to special classes of taxpayers including, without limitation, foreign corporations, tax-exempt entities, persons who do not hold their Delmarva Common Stock as capital assets and persons who acquired Delmarva Common Stock pursuant to the exercise of an employee option or otherwise as compensation or (ii) the tax consequences of the Delmarva Merger, defined below, under state, local or foreign law.

                                     FACTS

    Pursuant to the Merger Agreement, DS Sub shall be merged with and into Delmarva in accordance with the applicable provisions of the laws of the states of Delaware and Virginia (the "Delmarva Merger"). Delmarva shall be the surviving corporation in the Delmarva Merger and shall continue its corporate existence under the laws of the states of Delaware and Virginia. As a result of the Delmarva Merger, Delmarva shall become a direct wholly owned subsidiary of Company.

    Pursuant to the Merger Agreement and in conjunction with the Delmarva Merger, Atlantic shall be merged with and into Company in accordance with the laws of the states of New Jersey and Delaware (the "Atlantic Merger"). Company shall be the surviving corporation in the Atlantic Merger and shall continue its existence under the laws of the state of Delaware.

    As a result of the Mergers, each share of Delmarva Common Stock issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 2.1(a) of the Merger

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Agreement) shall be converted into the right to receive one share of Company
Common Stock and each share of Atlantic Common Stock issued and outstanding immediately prior to the Effective Time (other than shares canceled pursuant to Section 2.1(a) of the Merger Agreement) shall be converted into the right to receive 0.75 shares of Company Common Stock and .125 shares of Class A common stock of Company.

    Each share of Delmarva Preferred Stock issued and outstanding immediately prior to the Effective Time will remain issued and outstanding preferred stock of Delmarva and the rights and preferences of the Delmarva Preferred Stock will not be affected by the Mergers.

                                  ASSUMPTIONS

    In rendering our opinion, we have assumed with your consent that (i) the proposed transactions will be consummated strictly in accordance with the terms and conditions described in the Merger Agreement, (ii) the representations made to us by Delmarva in the Delmarva Letter, by Atlantic in the Atlantic Letter and by Company in the Company Letter are true at the Effective Time and (iii) the Atlantic Merger qualifies as a reorganization within the meaning of section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code").

                                    OPINION

    Based on the facts and assumptions set forth above and our review of the Merger Agreement, the Proxy Statement/Prospectus included in the Registration Statement on Form S-4 and accompanying exhibits dated December 24, 1996 and the relevant legal authorities, it is our opinion that:

        (1) If the Delmarva Preferred Stock is issued and outstanding immediately prior to the Effective Time of the Mergers, the Delmarva Merger, taken together with the Atlantic Merger, will qualify as a tax-free transaction within the meaning of section 351 of the Code; or, alternatively, if the Delmarva Common Stock is the only stock of Delmarva that is issued and outstanding immediately prior to the Effective Time, the Delmarva Merger will qualify as (i) a tax-free reorganization within the meaning of section 368(a) of the Code and/or (ii), taken together with the Atlantic Merger, a tax-free transaction within the meaning of section 351 of the Code.

        (2) No gain or loss will be recognized by Delmarva, Company, DS Sub or the Delmarva stockholders as a result of the Delmarva Merger;

        (3) The basis of Company Common Stock to be received by a Delmarva stockholder will be the same, in each instance, as the basis in the Delmarva Common Stock surrendered in exchange therefor; and

        (4) The holding period of Company Common Stock received by a Delmarva stockholder will include the period during which that stockholder held the Delmarva Common Stock surrendered in exchange therefor.

                                SCOPE OF OPINION

    In rendering our opinion, we have considered the applicable provisions of the Code, Treasury Regulations promulgated thereunder, pertinent judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant. It should be noted that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time, and in certain circumstances, with retroactive effect. A material change in the authorities or the facts, information, covenants, statements, representations or assumptions upon which our opinion is based could affect our conclusions.

    This opinion is not binding on the Internal Revenue Service and there can be no assurance, and none is thereby given, that the Internal Revenue Service will not take a position contrary to one or more of the

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positions reflected in the foregoing opinion, or that our opinion will be upheld by the courts if challenged by the Internal Revenue Service.

                                    CONSENTS

    We hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement on Form S-4 and to the reference to our firm under the heading "The Merger--Certain Federal Income Tax Consequences" in the Proxy Statement/Prospectus that constitutes part of the Registration Statement.

                                          Very truly yours,
                                          LEBOEUF, LAMB, GREENE & MACRAE, L.L.P.

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